Filed by: Harris Corporation Commission File No. 1-3863 Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: L3 Technologies, Inc. Commission File No. 1-37975

DATE: January 30, 2019 TO: All Harris Employees SUBJECT: Integration Management Office Update #3 When we announced the planned merger with L3 in October, we stressed the importance of staying focused on executing our business plans, meeting our commitments and supporting our customers’ missions. Our second quarter results prove we did just that. During the quarter we delivered strong performance, with record non-GAAP EPS and outstanding revenue growth and margin expansion across all three segments. With our strong results through the first half, we raised guidance for the full-year across all metrics – revenue, earnings, margins and cash flow. And while we’re performing well operationally, we’re also making solid progress on our plans towards a successful merger. The regulatory process is moving forward, and we are working to respond to a second request for information from the Department of Justice. We continue to expect to close in mid-calendar year 2019. Our goal is to create a new company with the balance of size and agility that can transform the industry based on our legacy strengths and a culture of respect, ethics and integrity. Our customers’ missions and the markets in which we compete are rapidly changing. Our merger with L3 will provide greater scale, capability and resources to become even more innovative, and to deliver more complete and affordable mission solutions with greater speed to market. Harris has a well-earned reputation as a technology leader in all our core franchises. Combining with L3 will deepen our expertise across multiple domains and significantly expand our geographic footprint. Our employees will have more opportunities across a broader and more geographically and technologically diverse portfolio. At our weekly Steering Committee meetings, I am seeing the progress being made across all functional areas to help ensure we realize the potential of this merger from Day 1. I hope you are as excited about this opportunity as I am. Thank you for your continued focus and support.

Forward-Looking Statements Certain of the matters discussed in this communication are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than historical facts may be forward-looking statements; words such as “may,” “will,” “should,” “likely,” “projects,” “guidance,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” and similar expressions are used to identify forward-looking statements. Such statements are made in reliance on the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Harris and L3 caution investors that these statements are subject to risks and uncertainties, many of which are difficult to predict and generally beyond Harris’ and L3’s control, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. In addition to factors previously disclosed in Harris’ and L3’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”) and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of Harris and L3 to terminate the definitive merger agreement between Harris and L3; the outcome of any legal proceedings that may be instituted against Harris, L3, or their respective directors; the risk that the stockholder approvals of Harris or L3 may not be obtained on the expected schedule or at all; the ability to obtain regulatory approvals and satisfy other closing conditions to the merger in a timely manner or at all, including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; difficulties and delays in integrating the Harris and L3 businesses or fully realizing anticipated cost savings and other benefits; business disruptions from the proposed merger that may harm Harris’ and L3’s businesses, including current plans and operations; any announcement relating to the proposed transaction could have adverse effects on the ability of Harris or L3 to retain and hire key personnel or maintain relationships with suppliers and customers, including the U.S. government and other governments, or on Harris’ or L3’s operating results and businesses generally; the risk that the announcement of the proposed transaction could have adverse effects on the market price of the common stock of either or both of Harris’ and L3’s common stock and the uncertainty as to the long-term value of the common stock of the combined company following the merger; certain restrictions during the pendency of the merger that may impact Harris’ or L3’s ability to pursue certain business opportunities or strategic transactions; the business, economic and political conditions in the markets in which Harris and L3 operate; and events beyond Harris’ and L3’s control, such as acts of terrorism. The foregoing list of risks and uncertainties that could cause actual results to differ from those described in forward-looking statements is not exhaustive. Further information relating to factors that may impact the parties’ results and forward-looking statements are disclosed in their respective filings with the SEC. These forward-looking statements speak only as of the date of this communication or as of the date they were made, and neither Harris nor L3 undertakes any obligation to update forward-looking statements. For a more detailed discussion of these factors, also see the information under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Harris’ and L3’s most recent reports on Form 10-K for the years ended June 29, 2018 and December 31, 2017, respectively, and any material updates to these factors contained in any of Harris’ and L3’s subsequent and future filings. As for the forward-looking statements that relate to future financial results and other projections, actual results will be different due to the inherent uncertainties of estimates, forecasts and projections and may be better or worse than projected and such differences could be material. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results. Given these uncertainties, persons receiving this communication should not place any reliance on these forward-looking statements. Important Additional Information and Where to Find It This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. This communication is made in respect of the proposed merger transaction between L3 Technologies, Inc. ("L3") and Harris Corporation ("Harris" and together with L3, the "parties"), as contemplated by the Agreement and Plan of Merger, dated as of October 12, 2018 (the "merger agreement"), among L3, Harris and a wholly owned merger subsidiary of Harris. In connection with the proposed merger, Harris filed with the SEC on December 14, 2018 a registration statement on Form S-4 that includes a joint proxy statement of the parties that also constitutes a prospectus of Harris. This registration statement has not yet been declared effective. The parties will send the definitive joint proxy statement/prospectus to their respective stockholders. The parties also may file with the SEC other relevant documents regarding the proposed transaction. This communication is not a substitute for the registration statement, the joint proxy statement/prospectus or any other documents that either or both of the parties or any of their respective affiliates may file with the SEC or make available to their respective security holders. INVESTORS AND SECURITY HOLDERS OF EACH PARTY AND ITS AFFILIATES ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. A copy of the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about the parties, may be obtained free of charge on the SEC's website at www.sec.gov, or from Harris by accessing its website at www.harris.com, or from L3 by accessing its website at www.l3t.com. Participants in Solicitation Harris, L3 and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the parties' respective stockholders in respect of the proposed transaction. Information regarding Harris' directors and executive officers is contained in its Annual Report on Form 10-K for the fiscal year ended June 29, 2018 and its Proxy Statement on Schedule 14A, dated September 6, 2018, which are filed with the SEC. Information regarding L3's directors and executive officers is contained in its Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and its Proxy Statement on Schedule 14A, dated March 26, 2018, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction is included in the preliminary joint proxy statement/prospectus and will be included in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. Copies of these documents may be obtained free of charge as described in the preceding paragraph.